================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                For the quarterly period ended September 30, 1999

                                 ---------------

                       VERSATEL TELECOM INTERNATIONAL N.V.
             (Exact name of Registrant as specified in its charter)

                                 Paalbergweg 36
                           1105 BV Amsterdam-Zuidoost
                                 The Netherlands
                    (Address of principal executive offices)

                                 --------------

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F X      Form 40-F __

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                   Commission pursuant to Rule 12g3-2(b) under
                      the Securities Exchange Act of 1934.

                              Yes ___     No X

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

================================================================================

                       VERSATEL TELECOM INTERNATIONAL N.V.

                           REPORT ON FORM 6-K FOR THE
                    QUARTERLY PERIOD ENDED SEPEMBER 30, 1999

                                      INDEX

                                                                            Page
                                                                            ----
PART I:  FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS................................................. 4

         Audited Consolidated Balance Sheet as of December 31, 1998 and
         unaudited Consolidated Balance Sheet as of September 30, 1999........ 4

         Unaudited Consolidated Statements of Operations for the Nine
         Months Ended September 30, 1998 and September 30, 1999 and
         for the Three Months Ended September 30, 1998 and
         September 30 1999.................................................... 6

         Unaudited Consolidated Statements of Cash Flows for the
         Nine Months Ended September 30, 1998 and September 30, 1999.......... 7

         Unaudited Consolidated Statements of Shareholders' Equity for the
         Years Ended December 31, 1998, 1997 and 1996 and for the Nine
         Months Ended September 30, 1999...................................... 8

         Notes to the Unaudited Consolidated Financial Statements............. 9

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATIONS..................................13

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
         RISK.................................................................25

PART II: OTHER INFORMATION....................................................26

SIGNATURES....................................................................29

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This Report on Form 6-K includes forward-looking statements. We have based these forward- looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us, including, among other things:

                  o Our anticipated expansion plans for our network and growth strategies,
                  o   Our ability to integrate recently acquired companies,
                  o Our expectation of the impact of this expansion on our revenue potential, cost basis and margins,
                  o   Our expectation of the competitiveness of our services,
                  o   Our intention to introduce new products and services,
                  o Anticipated trends and conditions in our industry, including regulatory reform and the liberalization of telecommunications services across Europe, and
                  o Our ability to compete, both nationally and internationally.

         In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this prospectus might not occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                           PRESENTATION OF INFORMATION

         We publish our financial statements in Dutch guilders. In this document, references to "U.S. dollars" or "$" are to United States dollars, references to "Dutch guilders" or "NLG" are to the currency of The Netherlands. Solely for the convenience of the reader, this document contains translations of certain Dutch guilder amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the Dutch guilder amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. The Netherlands has adopted the euro as of January 1, 1999. The conversion rate between the euro and the Dutch guilder is fixed at NLG 2.20371 per Eurodollar 1.00. Unless otherwise indicated, the translations of Dutch guilders into U.S. dollars have been made at NLG 2.07 per $1.00, based on the noon buying rate in the City of New York for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 1999.

                         PART I - FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

                       VERSATEL TELECOM INTERNATIONAL N.V.

                       AUDITED CONSOLIDATED BALANCE SHEET
               AS OF DECEMBER 31, 1998 AND UNAUDITED CONSOLIDATED
                     BALANCE SHEET AS OF SEPTEMBER 30, 1999
                             (amounts in thousands)

                                        December 31,1998    September 30, 1999
                                        ----------------    ------------------
                                                               (unaudited)
                                               NLG            NLG          US$
ASSETS

Current Assets:
  Cash ..................................    372,014        763,378      368,782
  Restricted cash, current portion ......     89,752         95,241       46,010
  Accounts receivable, net ..............      7,902         30,179       14,579
  Inventory, net ........................      1,083          3,695        1,785
  Prepaid expenses and other ............     12,909         36,938       17,844
                                           ---------      ---------    ---------
      Total current assets ..............    483,660        929,431      449,000
                                           ---------      ---------    ---------

Fixed Assets:
  Property, plant and equipment, net ....     38,608        203,965       98,534
  Construction in progress ..............     46,019        129,402       62,513
                                           ---------      ---------    ---------
      Total fixed assets ................     84,627        333,367      161,047
                                           ---------      ---------    ---------

Restricted cash, net of current portion .    121,804         90,573       43,755
Capitalized finance costs, net ..........     28,750         46,388       22,410
Goodwill, net ...........................      4,556        379,263      183,219
                                           ---------      ---------    ---------

Total assets ............................    723,397      1,779,022      859,431
                                           =========      =========    =========









          See notes to the unaudited consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

                    AUDITED CONSOLIDATED BALANCE SHEET AS OF
                  DECEMBER 31, 1998 AND UNAUDITED CONSOLIDATED
                     BALANCE SHEET AS OF SEPTEMBER 30, 1999
                             (amounts in thousands)

                                                    December 31,1998       September 30, 1999
                                                    ----------------   -------------------------
                                                                              (unaudited)
                                                           NLG               NLG          US$

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable ..............................        39,863          159,647         77,124
  Due to related parties ........................           806             --             --
  Accrued liabilities ...........................        28,005           32,050         15,483
  Unearned revenue ..............................          --              8,765          4,234
  Current portion of capital lease obligations ..            71              268            130
                                                     ----------       ----------     ----------
      Total current liabilities .................        68,745          200,730         96,971
                                                     ----------       ----------     ----------

Capital lease obligations, net of current portion            37             --             --
Long term liabilities ...........................           670            3,184          1,538
Long term debt ..................................       688,018        1,392,229        672,575
Pension liability ...............................          --                750            362
                                                     ----------       ----------     ----------
      Total liabilities .........................       757,470        1,596,893        771,446
                                                     ----------       ----------     ----------


Shareholders' Equity:
  Ordinary shares, NLG 0.05 par value ...........         1,949            3,209          1,550
  Additional paid-in capital ....................        51,112          534,324        258,128
  Warrants ......................................         5,212            4,673          2,257
  Accumulated deficit ...........................       (92,346)        (360,077)      (173,950)
                                                     ----------       ----------     ----------
      Total shareholders' equity ................       (34,073)         182,129         87,985
                                                     ----------       ----------     ----------

Total liabilities and shareholders' equity ......       723,397        1,779,022        859,431
                                                     ==========       ==========     ==========





          See notes to the unaudited consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

                 UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
    FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999 AND SEPTEMBER 30, 1998 AND
       FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND SEPTEMBER 30, 1998
              (amounts in thousands, except for per share amounts)

                                                  Three Months Ended September 30,        Nine Months Ended September 30,
                                                 ----------------------------------     ----------------------------------
                                                   1998               1999                1998               1999
                                                 --------     ---------------------     --------     ---------------------
                                                    NLG         NLG           US$          NLG         NLG           US$

OPERATING REVENUES ..........................      10,130       39,009       18,845       25,880       78,134       37,746

OPERATING EXPENSES:

  Cost of Revenues, excluding depreciation ..       8,030       29,053       14,035       21,120       59,690       28,836
  Selling, general and administrative .......      15,728       43,706       21,114       30,002      119,025       57,500
  Depreciation and amortization .............       2,220       18,974        9,167        4,914       30,127       14,554
                                                 --------     --------     --------     --------     --------     --------
         Total operating expenses ...........      25,978       91,733       44,316       56,036      208,842      100,890
                                                 --------     --------     --------     --------     --------     --------

      Operating Loss ........................     (15,848)     (52,724)     (25,471)     (30,156)    (130,708)     (63,144)

OTHER INCOME (EXPENSES):

  Interest income ...........................       6,172        6,372        3,078        8,144       17,317        8,366
  Interest expense--third parties ...........     (15,109)     (53,548)     (25,869)     (20,296)    (103,378)     (49,941)
  Interest expense--related parties .........        --           --           --         (2,810)        --           --
  Currency exchange gains (losses), net .....       5,087       22,750       10,991        4,747      (44,036)     (21,274)
  Other expense, net ........................        --           --           --           --         (4,033)      (1,948)
                                                 --------     --------     --------     --------     --------     --------
         Total other expense, net ...........      (3,850)     (24,426)     (11,800)     (10,215)    (134,130)     (64,797)
                                                 --------     --------     --------     --------     --------     --------

         Loss before income taxes ...........     (19,698)     (77,150)     (37,271)     (40,371)    (264,838)    (127,941)

Provision for income taxes ..................        --          2,439        1,178         --          2,893        1,398
                                                 --------     --------     --------     --------     --------     --------

         Net loss ...........................     (19,698)     (79,589)     (38,449)     (40,371)    (267,731)    (129,339)

Net loss per share (basic and diluted)
  in NLG ....................................       (0.51)       (1.38)       (0.67)       (1.32)       (5.91)       (2.85)

Weighted average number of shares
outstanding .................................      38,885       57,584       57,584       30,495       45,332       45,332




          See notes to the unaudited consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
       FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND SEPTEMBER 30, 1998
                             (amounts in thousands)

                                                                  Nine Months Ended September 30,
                                                             ----------------------------------------
                                                                1998                  1999
                                                             ----------     -------------------------
                                                                 NLG            NLG            US$

Cash Flows from Operating Activities:
      Net loss ..........................................       (40,371)      (267,731)      (129,339)
  Adjustments to reconcile net loss to net cash used in
      operating activities--
      Depreciation and amortization .....................         4,914         30,127         14,554
      Amortization of finance cost ......................          --            2,628          1,270
      Deferred income ...................................          (283)           307            148
      Exchange loss on long-term debt and restricted cash          --           38,993         18,837
      Stock option compensation expense .................          --           27,673         13,369
  Changes in other operating assets and liabilities--
      Accounts receivable ...............................        (4,094)       (12,271)        (5,928)
      Inventory .........................................          (771)        (2,403)        (1,161)
      Prepaid expenses and other ........................        (1,313)       (18,699)        (9,033)
      Accounts payable ..................................        (9,230)        43,642         21,083
      Due to related parties ............................          (249)          (806)          (390)
      Accrued liabilities ...............................        27,233         71,822         34,697
                                                             ----------     ----------     ----------
         Net cash used in operating activities ..........       (24,104)       (86,718)       (41,893)
                                                             ==========     ==========     ==========

Cash Flows from Investing Activities:
      Capital expenditures ..............................       (24,075)      (242,171)      (116,991)
      Acquisition of business, net of cash acquired .....        (1,597)      (405,663)      (195,972)
                                                             ----------     ----------     ----------
         Net cash used in investing activities ..........       (25,672)      (647,834)      (312,963)
                                                             ==========     ==========     ==========

Cash Flows from Financing Activities:
      Redemptions of capital lease obligations ..........           (61)        (1,006)          (486)
      Repayments of short term loans ....................        (8,105)          --             --
      Proceeds from long term debt (13 1/4 Senior Notes).       422,539           --             --
      Proceeds from long term debt (11 7/8 Senior Notes).          --          641,901        310,097
      Restricted cash ...................................      (155,369)        49,027         23,685
      Capitalized finance costs .........................       (20,000)       (20,266)        (9,790)
      Shareholder contributions .........................        49,075        456,260        220,415
                                                             ----------     ----------     ----------
         Net cash provided by financing activities ......       288,079      1,125,916        543,921
                                                             ==========     ==========     ==========

 Net increase in cash ...................................       238,303        391,364        189,065
   Cash, beginning of the period ........................         1,345        372,014        179,717
                                                             ----------     ----------     ----------
 Cash, end of the period ................................       239,648        763,378        368,782

 Supplemental Disclosures of Cash Flow Information:
  Cash paid for--
      Interest (net of amounts capitalized) .............          (217)        53,168         25,685
      Income taxes ......................................          --             --             --

          See notes to the unaudited consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

               UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS'
           EQUITY FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
           (amounts in thousands of Dutch guilders, except for share
                             and per share amounts)

                                            Number of                    Additional
                                             shares         Ordinary       paid-in                      Accumulated
                                           outstanding       shares        capital        Warrants         deficit          Total
                                            ----------     ----------     ----------     ----------      ----------      ----------
                                                               NLG           NLG             NLG             NLG             NLG

Balance at December 31, 1995 ..........      9,900,000            495           --             --              (616)           (121)
Shareholder contributions .............      7,920,000            396          4,604           --              --             5,000
  Net loss ............................           --             --             --             --            (4,733)         (4,733)
                                            ----------     ----------     ----------     ----------      ----------      ----------
Balance at December 31, 1996 ..........     17,820,000            891          4,604           --            (5,349)            146
Shareholder contributions .............      1,339,286             67          1,433           --              --             1,500
  Net loss ............................           --             --             --             --           (19,860)        (19,860)
                                            ----------     ----------     ----------     ----------      ----------      ----------
Balance, December 31, 1997 ............     19,159,286            958          6,037           --           (25,209)        (18,214)
Shareholder contributions .............     19,695,524            985         44,750          5,212            --            50,947
Shares issued for acquisition .........        130,000              6            325           --              --               331
Net loss ..............................           --             --             --             --           (67,137)         67,137)
                                            ----------     ----------     ----------     ----------      ----------      ----------
Balance, December 31, 1998 ............     38,984,810          1,949         51,112          5,212         (92,346)        (34,073)
Sale of common stock ..................     22,837,500          1,142        441,975           (539)           --           442,578
Shares issued for acquisitions ........        425,000             21          9,345           --              --             9,366
Stock option compensation .............           --             --           27,673           --              --            27,673
Stock options exercised ...............      1,940,000             97          4,220           --              --             4,317
Net loss ..............................           --             --             --             --          (267,731)       (267,731)
                                            ----------     ----------     ----------     ----------      ----------      ----------
Balance, September 30, 1999 ...........     64,187,310          3,209        534,325          4,673        (360,077)        182,130
                                            ==========     ==========     ==========     ==========      ==========      ==========






          See notes to the unaudited consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

                       NOTES TO THE UNAUDITED CONSOLIDATED
                              FINANCIAL STATEMENTS

                      AS OF SEPTEMBER 30, 1999 AND FOR THE
               THREE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999 AND
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999

1.       Financial Presentation and Disclosures

         In the opinion of management, the accompanying unaudited condensed consolidated financial statements of VersaTel Telecom International N.V. and its wholly-owned subsidiaries (the "Company") have been prepared in conformity with US generally accepted accounting principles ("US GAAP") and contain all adjustments (consisting only of normal recurring accruals) necessary to present fairly the Company's consolidated financial position as of September 30, 1999, and the results of operations for the three and nine months ended September 30, 1998 and 1999 and cash flows for the nine months ended September 30, 1998 and 1999.

         Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these financial statements be read in conjunction with the Company's 1998 audited financial statements and the notes related thereto, filed on Form 20-F. The results of operations for the three and nine months ended September 30, 1999 may not be indicative of the operating results for the full year.

         As of September 30, 1999, the Company (directly or indirectly) wholly-owned, except as where indicated, the following subsidiaries:

                  - VersaTel Telecom Europe B.V.
                  - VersaTel Telecom Netherlands B.V.
                  - VersaTel Telecom Belgium N.V.
                  - Bizztel Telematica B.V.
                  - CS Net B.V.
                  - CS Engineering B.V.
                  - Numedi Net N.V.  (70% owned by the Company)
                  - Amstel Alpha B.V.
                  - SpeedPort N.V.
                  - Glabana U.S.A., Inc.
                  - 7-Klapper Beheer B.V.
                  - VuurWerk Internet B.V.
                  - VuurWerk Access B.V.
                  - ITinera Services N.V.
                  - Svianed B.V.
                  - Zon Netherlands B.V. (see "Subsequent Events")

         All intercompany assets, liabilities and transactions have been eliminated in consolidation.

         In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured as its fair value. It also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

         SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000 and can not be applied retroactively. The Company has not yet quantified the impacts of adopting SFAS No. 133 on the financial statements and has not determined the timing of or method of our adoption of SFAS No. 133.

2.       Inventory

         Inventory, consisting primarily of dialers to be installed at customer locations and equipment related to the ADSL trial, is stated at the lower of cost (first-in, first-out) or market value.

3.       Acquisition of Svianed

         The acquisition in June 1999 of Svianed was accounted for as a purchase. Accordingly, the purchase price was allocated to the net assets acquired based upon their estimated fair market values. The excess purchase price over the estimated fair value of net assets acquired amounted to approximately NLG 358 million, which has been accounted for as goodwill and is being amortized over ten years using the straight line method. This allocation was based on preliminary estimates and may be revised at a later date. The accompanying consolidated statements of income reflect the operating results of Svianed since the acquisition. Pro forma unaudited consolidated operating results of the Company and Svianed for the nine months ended September 30, 1999 and 1998, assuming the acquisition had been made as of at the beginning of the respective periods are summarized below (in thousands of NLG except per share amounts):

                                          Three Months           Nine Months
                                              Ended                 Ended
                                          September 30,         September 30,
                                         ---------------       --------------
                                         1998       1999       1998      1999
                                         ----       ----       ----      ----
                                           (unaudited)           (unaudited)

     Net sales.......................    24,664     39,009     66,927   105,332
     Net (loss)......................   (37,936)   (99,112)   (95,019) (323,635)
     Net loss per share..............     (0.98)     (1.72)     (3.12)    (7.14)

         These pro forma results have been prepared for comparative purposes only and include certain adjustments such as additional amortization expense as a result of goodwill and interest expense as a result of financing activities. They do not purport to be indicative of the results of operations which actually would have resulted had the combination been in effect at the beginning of the respective periods or of future results of operations of the consolidated entities.

4.       Financial Condition and Operations

         For the three month period ended September 30, 1999, the Company had a loss from operating activities of NLG 52.7 million. In addition, the Company had an accumulated deficit of NLG 360.1 million as of September 30, 1999.

         On July 28, 1999, VersaTel and certain selling shareholders completed an initial public offering of 21.25 million ordinary shares in a dual listing on the Amsterdam Stock Exchange and Nasdaq National Market. The offering generated approximately Eurodollar 190 million ($200 million) in proceeds for the Company and Eurodollar 23 million ($24 million) in proceeds for selling shareholders. After the exercise of the underwriters' over-allotment option for 3.19 million ordinary shares, the offering generated approximately Eurodollar 220 million ($230 million) in aggregate proceeds for the Company.

         Concurrent with the initial public offering, the Company completed an offering of Eurodollar 120 million and $180 million of 11-7/8% Senior Notes due 2009 which raised net proceeds, after transaction expenses, of Eurodollar 116.1 million and $173.9 million. Approximately $152.1 million of the net proceeds from this offering were used to repay outstanding interim financing related to the Svianed acquisition.

5.       Commitments

         Commitments in connection to the roll-out of the Company's network, not yet recorded on the balance sheet, amount to approximately NLG 41.2 million as of September 30, 1999.

         Earn-out arrangements with the former shareholders of CS Net B.V., ITinera Services N.V. and SpeedPort N.V. have been agreed-upon. Any payments resulting from this earn-out arrangement will be recorded as an adjustment to the purchase price upon the time they become certain. No such adjustments have yet been recorded.

6.       Legal Proceeding

         Cromwilld, one of the shareholders of the Company, objected to the 1998 recapitalization as described in the Company's Form 20-F (filed with the Securities and Exchange Commission on March 30, 1999), and to the issuance of the two tranches of units consisting of warrants and senior notes as described in the Form 20-F, and threatened to challenge in court certain of the Company's actions in connection therewith. In January 1999, Cromwilld filed, pursuant to article 2:345 of the Netherlands Civil Code, a petition with the Enterprise Chamber of the Court of Appeals in Amsterdam requesting the appointment of one or more experts to investigate the management and affairs of the Company. In May 1999, the Enterprise Chamber denied Cromwilld's request.

         On July 20, 1999, the Company entered into, along with its shareholders and certain other parties, a Settlement Agreement with Cromwilld Limited, in order to resolve disputes arising out of our shareholders' agreement and other matters. The major terms of the Settlement Agreement provide for:

         o the transfer of 146,988 of our ordinary shares held by Telecom Founders B.V. to Cromwilld;

         o the issuance of 200,000 shares of the Company on July 20, 1999 to Cromwilld at a price of NLG 7.50 per ordinary share;

         o the ability for Cromwilld to include 1,800,000 of its ordinary shares in initial public offering of the Company;

         o certain piggyback registration rights in favor of Cromwilld that will take effect 180 days from the date of the initial public offering of the Company;

         o the payment by us of $300,000 for Cromwilld's fees and expenses related to the Settlement Agreement and certain other matters;

         o the acknowledgment by all parties to the shareholders' agreement of the Company that the shareholders' agreement will be terminated concurrently with the closing of the initial public offering of the Company;

         o the withdrawal by Cromwilld of its pending legal proceedings against the Company and its shareholders;

         o Cromwilld's full cooperation with the initial public offering of the Company; and

         o the obligation of the Company's shareholders, including Cromwilld, to procure the resignation or dismissal of Cromwilld's nominee, Denis O'Brien, from Supervisory Board of the Company, after the completion of the initial public offering.

         As of September 30, 1999, all of the terms of the Settlement Agreement, except with respect to certian piggyback registration rights provided to Cromwilld (which has not yet taken effect), have been completed.

         The expense related to this legal proceeding is classified as "Other expense, net" in the income statement for the nine month period ended September 30, 1999.

7.       Subsequent Events

         On November 11, 1999, Free Record Shop, a music retail chain in The Netherlands, and Radio 538, a commercial radio station in The Netherlands, each obtained a minority interest in Zon Netherlands B.V. of 5.0% and each will provide marketing and distribution support for Zon's products. On the same day, Zon's legal structure was converted from a B.V. to an N.V. and its name was changed to Zon Netherlands N.V.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

         We are a rapidly growing, competitive network operator focused primarily on the Benelux, which consists of The Netherlands, Belgium and Luxembourg. Our objective is to become the leading fully integrated provider of local access, facilities-based broadband services, including voice, data and Internet services to our customers in this region. During the past year, we have substantially expanded our product offering from our initial offering of long distance voice services. We currently offer a broad portfolio of voice, data and Internet services to our business customers and a broad range of connectivity, termination, co-location and hosting services to other telecommunications, data and Internet service providers.

         We are building a high bandwidth network throughout the Benelux to directly connect to our customers and we are extending our network to connect to certain key international destinations. As of September 30, 1999, our construction passed 23 city centers, 18 business parks and 13,059 buildings. On September 28, 1999, we announced the completion of our STM-64 (SDH) fiber optic Randstad Ring. The Randstad Ring spans approximately 440 km and connects the cities of Amsterdam, Utrecht, Den Bosch, Breda, Rotterdam, Den Haag and Haarlem. This ring completes the Randstad portion of the fiber optic ring that has been operational since July, 1999 and replaces a portion of the leased circuit that completed the initial Amsterdam-Antwerp ring. An additional 40 km of the Benelux network is operational connecting the Randstad ring to Antwerp. We intend to complete our international rings connecting the Benelux network, London and Paris and connecting the Benelux network, Frankfurt, Dusseldorf and Paris by December 1999. We have completed our international connection from the Benelux network to London and to Frankfurt. We currently have both a Nortel Networks DMS 100 digital circuit switch and a Cisco Systems data switch in each of Amsterdam, Rotterdam and Antwerp. We expect to have an additional Nortel DMS switch and an additional Cisco Systems data switch installed in Brussels, in 2000. The Nortel DMS switches enable us to deliver voice and ISDN telecommunications services and the Cisco data switches allow us to support multiple data communications protocols including ATM, IP (Internet Protocol), IPX (Novell), Frame Relay and others.

         Through our acquisitions in the second quarter of 1999 of Svianed B.V., the third largest provider of data services in The Netherlands in terms of revenues, and SpeedPort N.V., VuurWerk Internet B.V. and ITinera Services N.V., each of which provides co-location, hosting and international Internet services to business customers and other Internet service providers, we believe we will be able to significantly accelerate the deployment of our broadband data services product offerings.

         On August 19, 1999, we established Zon Netherlands B.V., a new Internet Service Provider (ISP) that offers free Internet access to customers in The Netherlands. On November 11, 1999, Free Record Shop, a music retail chain in The Netherlands, and Radio 538, a commercial radio station in The Netherlands, each obtained a minority interest in Zon of 5.0% and each will provide marketing and distribution support for Zon's products. On the same day, Zon's legal structure was converted from a B.V. to an N.V. and its name was changed to Zon Netherlands N.V. Zon has added more than 140,000 subscribers in the first seven weeks of operation.

Revenues

         Historically, our revenues were derived primarily from the provision of long distance telecommunications services in The Netherlands and more recently in Belgium. VersaTel's customer base predominately consists of small- and medium-sized businesses and to a lesser extent residential customers.

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



With the acquisition of Svianed, we started to generate revenues from data services from larger-sized customers. We also provide carrier services to other telecommunications, data and Internet service providers.

         Until our acquisition of Svianed, our revenues had been derived primarily from minutes of telecommunications traffic billed. The percentage of our revenues that consist of fixed monthly fees has increased substantially as a result of our acquisition of Svianed. We expect this percentage to further increase as we continue to deploy our network and expand our data and Internet service offerings. The following table sets forth the total revenues and billable minutes of use for voice services attributable to our operations for the nine months ended September 30, 1998 and September 30, 1999 as well as our total number of customers for voice services, based on the number of invoices issued, as of September 30, 1998 and September 30, 1999. However, as a result of our recent acquisitions, our number of customers, including data and Internet customers, is more than 20,000 as of September 30, 1999.

                                     Fiscal Years Ended       Nine Months Ended
                                         December 31,            September 30,
                                     -------------------     -------------------
                                       1997       1998        1998         1999
                                     -------     -------     -------     -------
Customers:
     Voice services
         Business ..............       1,828       5,649       4,434       9,738
         Residential ...........         230       1,234       1,074       1,565
         Carrier Services ......           1           4           3          18
                                     -------     -------     -------     -------
              Total ............       2,059       6,887       5,511      11,321

                                                  (NLG in thousands)
Revenues:
     Voice services
         Business ..............      16,948      34,472      22,917      48,180
         Residential ...........          11         386         233         638
         Carrier Services ......       1,937       3,806       2,730       6,226
     Data services .............        --          --          --        16,977
     Internet services .........        --           897        --         6,113
                                     -------     -------     -------     -------
              Total ............      18,896      39,561      25,880      78,134

                                                    (in thousands)
Billable minutes:
     Voice services
         Business ..............      21,469     102,980      61,650     192,014
         Residential ...........          42       1,817       1,022       3,613
         Carrier Services ......       1,850      16,806      10,644      46,678
     Internet (Zon) ............        --          --          --        13,305
                                     -------     -------     -------     -------
              Total ............      23,361     121,603      73,316     255,610

         In 1997, all VersaTel's revenues were generated in The Netherlands. In October 1998, VersaTel started generating revenues in Belgium. The geographical composition of our revenues for the fiscal years ended December 31, 1997 and December 31, 1998 and for nine months ended September 30, 1998 and September 30, 1999 was as follows:

                                  Fiscal Years Ended       Nine Months Ended
                                      December 31,            September 30,
                                  -------------------     -------------------
                                    1997       1998        1998         1999
                                  -------     -------     -------     -------
                                               (NLG in thousands)
      The Netherlands ........    18,896      39,324       25,880      73,419
      Belgium ................      --           237         --         4,715
                                  ------      ------       ------      ------
           Total .............    18,896      39,561       25,880      78,134

         Historically, small- to medium-sized businesses generate the majority of VersaTel's revenues. We have also derived increasing amounts of revenue from providing services, including switched voice and co-location services, to other telecommunications, data and Internet service providers. As a result of our acquisition of Svianed, we derive a substantial portion of our revenues from providing data and Internet services to larger customers. We have changed our approach to reaching residential customers by offering carrier select hosting services to switchless resellers, who themselves target the residential market. We believe that this approach is a more cost-effective way of reaching residential customers. As our network expands and as we have available capacity, we intend to increase our marketing efforts in the carrier services segment to increase the use of our network and to capture revenues and margins from markets we do not target directly.

         Our revenues, which are derived both from minutes of telecommunications traffic billed and fixed fees, are allocated to the period in which the traffic or fees have occurred. The percentage of our revenues attributable to fixed fees has increased recently, principally as a result of the Svianed acquisition. In addition, through our own number ranges in The Netherlands and Belgium, through number portability in The Netherlands and through Zon, we generate revenues from terminating minutes. We generally price our telecommunications services at a discount to the local monopoly telecommunications service providers, which are commonly known as PTTs, and expect to continue this pricing strategy as we expand our operations. In general, PTTs have been reducing their rates over the last several years. As a result, we have experienced and expect to continue to experience declining revenues per minute. KPN Telecom N.V. reduced its prices per minute of telecommunications traffic billed in May and July 1998 and most recently in January 1999 and May 1999 with reductions of approximately 10.0%, 15.0%, 10.0% and 20.0%, respectively, which are expected to have an adverse impact on margins in the near term. In Belgium, Belgacom introduced several discount programs for selected customer groups, which discounts were subsequently matched by VersaTel. Additionally, we expect to increase our national billable minutes, which are priced at lower rates than international minutes. As national and wholesale billable minutes increase as a percentage of total billable minutes, average revenue per billable minute will further decline. However, due to technological improvements, liberalization of the European telecommunications market and increased available transmission capacity, both from third parties and as we build out our network, we expect costs per minute to decline as well. Management believes that the decline of per minute prices will outpace the decline in per minute costs in the remainder of 1999, resulting in downward pressure on operating margins. Management believes that over the long term, this trend will reverse and operating margins will thereby improve; however, there can be no assurances that this will occur. If reductions in costs do not in fact outpace reductions in revenues, VersaTel may experience a substantial reduction in its margins on calls which, absent a significant increase in billable minutes of traffic carried or increased charges for other services, would have a material adverse effect on our business and financial results. In addition, the introduction of the euro may lead to a greater transparency for prices in the European telecommunications market, which may lead to further competition and price decreases.

Cost of Revenues

         Our cost of revenues derived from telecommunications services is comprised of origination costs, certain network costs and termination costs and is both fixed and variable. Origination costs represent the cost of carrying traffic from the customer to our network. Origination charges for calls transported to our network are variable and are incurred on a per minute basis, including the call set-up charges. Origination charges for business and residential customers are charged by the PTTs to VersaTel.

         We have experienced a significant decrease in origination costs and expect that these will continue to decrease significantly over time due to competition and regulatory orders. In July 1998, the Netherlands regulatory authority Onafhankelijke Post en Telecommunicatie Autoriteit ("OPTA"), ruled that origination and termination charges be reduced by 55% and 30%, respectively. These reductions have been upheld by OPTA in 1999 during an appeal by KPN. VersaTel expects that the interconnection charges will continue to decrease, although at a more moderate rate. In addition, as we continue to build out our network, we intend to connect directly as many business customers as economically feasible to the network, thereby eliminating origination charges for these customers. These decreases would be offset to some extent by amortization and depreciation charges associated with the construction of our network. There can be no assurance that the trend in decreasing access costs will continue. As a result, if origination costs do not continue to decrease, anticipated decreases in revenues per minute would cause us to experience a decline in gross margins per billable minute which would have a material adverse effect on our business and financial performance.

         Network costs represent the cost of transporting traffic between our switches and points of interconnection and consist of depreciation and amortization costs and the cost of leased lines. To date, our network costs and Svianed's network costs have primarily consisted of the cost of leased lines as well as, in the case of Svianed, Internet uplink costs. In the near term, Svianed's network costs, primarily consisting of the costs of lines leased from KPN Telecom, will increase our fixed costs as a percentage of cost of revenues. However, as we continue to build out our network, we expect depreciation and amortization costs to increase. We expect this increase to be off-set, at least partially, by a reduction in the cost of leased lines. In addition, as we provision Svianed's traffic onto our network, we will experience a significant reduction in the cost of leased lines currently attributable to Svianed. Depreciation and amortization costs are not included in cost of revenues. As a result, network costs as a percentage of cost of revenues will decline. See "--Depreciation and Amortization."

         Termination costs are the per minute costs associated with using carriers to carry a call from the point of interconnection to the final destination. Through least-cost routing, our switches direct calls to the most cost-efficient carrier for the required destination. As we build out our network to new points of interconnection, we expect to be able to reduce average termination costs per minute. For example, since we established a direct link from Amsterdam to Rotterdam, we will no longer pay for national termination costs on that route and will only pay local and regional termination costs from the point of interconnection in Rotterdam to the final destination in that city. We also believe that per minute termination costs will continue to decrease due to several additional factors, including: (1) the incremental build out of our network, which will increase the number of carriers with which we interconnect;
(2) the increase of minutes originated by VersaTel, which should lead to higher volume discounts available to VersaTel; (3) more rigorous implementation of the European Commission directives requiring cost-based termination rates and leased line rates; and (4) the emergence of new telecommunication service providers and the construction of new transmission facilities, which should result in increased competition. There can be no assurance, however, that the trend of decreasing termination costs will continue.

Selling, General and Administrative Expenses

         Selling, general and administrative expenses are comprised primarily of salaries, employee benefits, office and administrative expenses, professional and consulting fees and marketing costs. These expenses have increased as we have developed and expanded our workforce, and they are expected to continue to increase as we expand and establish new operations. Selling, general and administrative expenses as a percentage of revenue will continue to vary from period to period as a result of start-up costs relating to expansion into new regions.

         We have grown substantially since our inception and we intend to continue to grow by adding more sales, marketing and customer support staff and by establishing additional sales offices. This growth involves substantial training and start-up costs, a large portion of which will be reflected as fixed costs and will be recorded as selling, general and administrative charges. Accordingly, our results of operations will vary depending on the timing and speed of our expansion strategy and, during a period of rapid expansion, selling, general and administrative expenses will be relatively higher than during more stable periods of growth.

Depreciation and Amortization

         VersaTel capitalizes and depreciates its fixed assets, including switching equipment, routers and fiber optic cable, over periods ranging from two to 25 years. In addition, VersaTel capitalizes and amortizes the cost of installing dialers at customer sites. The development of our network will require large capital expenditures and larger depreciation charges in the future. Increased capital expenditures will adversely affect our future operating results due to increased depreciation charges and interest expense.

Foreign Exchange

         VersaTel has substantial U.S. dollar denominated assets and liabilities and its revenues are generated and costs incurred in other currencies, primarily the Dutch guilder. VersaTel is therefore exposed to fluctuations in the U.S. dollar and other currencies, which may result in foreign exchange gains and/or losses. As both The Netherlands and Belgium have adopted the euro, VersaTel will no longer be exposed to any fluctuations between the Dutch guilder and the Belgian franc. A number of equipment purchases and consultancy activities are billed to VersaTel in currencies other than Dutch guilders. VersaTel from time to time hedges a portion of its foreign currency risk in order to lock into a rate for a given time.

Results of Operations

For the three months ended September 30, 1999 compared to the three months ended September 30, 1998

         Revenues increased by NLG 28.9 million to NLG 39.0 million for the three months ended September 30, 1999 from NLG 10.1 million for the three months ended September 30, 1998, representing an increase of 285.1%. The growth in revenues resulted primarily from the acquisition of Svianed, the addition of new customers, the introduction of national long distance, data and Internet services in The Netherlands, the introduction of national and international long distance services in Belgium and an increase in wholesale traffic. Revenues for the three months ended September 30, 1999 as compared to the same period in 1998 were negatively impacted by general price reductions initiated by KPN Telecom in July 1998, January 1999 and, most recently, in May 1999 of approximately 15%, 10% and 20% respectively. VersaTel responded to these price reductions by reducing its own prices. In Belgium, Belgacom introduced several discount programs for selected customer groups, which discounts were subsequently matched by VersaTel.

         Billable minutes of use for voice services increased by 60.3 million to
94.3 million for the three months ended September 30, 1999 from 34.0 million for the three months ended September 30, 1998, representing an increase of 177.1%. The number of customers for voice services increased by 5,810 to 11,321 as of September 30, 1999 from 5,511 as of September 30, 1998. However, as a result of our recent acquisitions, our number of customers, including data and Internet customers, is more than 20,000 as of September 30, 1999.

         Cost of revenues increased by NLG 21.1 million to NLG 29.1 million for the three months ended September 30, 1999 from NLG 8.0 million for the three months ended September 30, 1998, primarily as a result of increased cost for leased lines as a result of the Svianed acquisition, an increase in billable minutes, increasing interconnect capacity, short-term network capacity requirements (leased lines) in Belgium, Internet uplink costs and costs for international leased lines to London and Frankfurt.

         Selling, general and administrative expenses increased by NLG 28.0 million to NLG 43.7 million for the three months ended September 30, 1999 from NLG 15.7 million for the three months ended September 30, 1998, representing a 177.9% increase. The increase was primarily a result of an increase in the cost of staff (including temporary personnel and consultants) in the areas of network operations, customer service, sales and marketing, installation services, accounting personnel, additional facilities cost, expenses related to the expansion of our Belgium operations, additional expenses as a result of the acquisitions of CS Net, Vuurwerk, SpeedPort, Svianed and ITinera and start up expenses related to the establishment of Zon.

         Depreciation and amortization expenses increased by NLG 16.8 million to NLG 19.0 million for the three months ended September 30, 1999 from NLG 2.2 million for the three months ended September 30, 1998. This increase primarily resulted from capital expenditures incurred in connection with the expansion of the network, including the expansion of the Nortel DMS-100 switch in Amsterdam and the deployment of a Nortel DMS 100 switch in Antwerp and Rotterdam as well as from the purchase of additional IT-equipment for new customer support systems, an increase in the number of dialers, the purchase of computer equipment and office furniture for new employees, as well as amortization of goodwill of NLG 8.7 million as result of the acquisition of Svianed.

         Interest income increased by approximately NLG 0.2 million to NLG 6.4 million for the three months ended September 30, 1999 from NLG 6.2 million for the three months ended September 30, 1998. This increase was primarily related to VersaTel's increased positive cash balance as a result of our offering of units consisting of warrants and senior dollar notes in November 1998 (the "Second High Yield Offering") and our offering of senior dollar notes and senior euro notes in July 1999 (the "Third High Yield Offering") concurrently with the initial public offering of our shares as part of the Equity Offering (as defined below).

         Interest expense increased by NLG 38.4 million to NLG 53.5 million for the three months ended September 30, 1999 from NLG 15.1 million for the three months ended September 30, 1998. This increase is primarily related to the increased accrual of interest expenses as a result of the notes issued in the Second High Yield Offering and the Third High Yield Offering.

         Currency exchange gains, net, increased by NLG 17.7 million to NLG 22.8 million for the three months ended September 30, 1999 from NLG 5.1 million for the three months ended September 30, 1998 as a result of a net gain of VersaTel's U.S. dollar denominated assets and liabilities on the balance sheet.

For the nine months ended September 30, 1999 compared to the nine months ended September 30, 1998

         Revenues increased by NLG 52.2 million to NLG 78.1 million for the nine months ended September 30, 1999 from NLG 25.9 million for the nine months ended September 30, 1998, representing an increase of 201.9%. The growth in revenues resulted primarily from the addition of new customers, the introduction of national long distance, data and Internet services in The Netherlands, the acquisition of Svianed, the introduction of national and international long distance services in Belgium and an increase in wholesale traffic. Included in the revenues for the nine months ended September 30, 1999 are the revenues of Svianed, from the date of the acquisition (June 11, 1999), of NLG 23.5 million. Revenues for the nine months ended September 30, 1999, as compared to the same period in 1998, were negatively impacted by general price reductions initiated by KPN Telecom in May 1998, July 1998 and, most recently, January 1999 and May 1999 of approximately 10%, 15%, 10% and 20% respectively. VersaTel responded to these price reductions by reducing its own prices. In Belgium, Belgacom introduced several discount programs for selected customer groups, which discounts were subsequently matched by VersaTel.

         Billable minutes of use for voice services increased by 169.0 million to 242.3 million for the nine months ended September 30, 1999 from 73.3 million for the nine months ended September 30, 1998, representing an increase of 230.5%. The number of customers increased by 5,810 to 11,321 as of September 30, 1999 from 5,511 as of September 30, 1998. However, as a result of our recent acquisitions, our number of customers, including data and Internet customers, is more than 20,000 as of September 30, 1999.

         Cost of revenues increased by NLG 38.6 million to NLG 59.7 million for the nine months ended September 30, 1999 from NLG 21.1 million for the nine months ended September 30, 1998, primarily as a result of an increase in billable minutes, increasing interconnect capacity, short-term network capacity requirements (leased lines) in Belgium, Internet uplink and international leased lines to London and Frankfurt. The acquisition of Svianed added NLG 9.8 million to the cost of revenue for the period.

         Selling, general and administrative expenses increased by NLG 89.0 million to NLG 119.0 million for the nine months ended September 30, 1999 from NLG 30.0 million for the nine months ended September 30, 1998, representing a 296.7% increase. The increase was partially due to a one-time, non-cash charge of NLG 27.7 million during the second quarter of 1999 related to a revaluation of employee stock options. Excluding this one-time charge the selling, general and administrative expenses increased by NLG 61.3 million to NLG 91.3 million, representing an increase of 204.4%, primarily as a result of an increase in the cost of staff (including temporary personnel and consultants) in the areas of network operations, customer service, sales and marketing, installation services, accounting personnel, additional facilities cost, expenses related to the expansion of our Belgium operations, additional expenses as a result of the acquisitions of CS Net, Vuurwerk, SpeedPort, Svianed and ITinera and start-up expenses related to our creation of Zon.

         Depreciation and amortization expenses increased by NLG 25.2 million to NLG 30.1 million for the nine months ended September 30, 1999 from NLG 4.9 million for the nine months ended September 30, 1998. This increase primarily resulted from capital expenditures incurred in connection with the expansion of the network, including the expansion of the Nortel DMS-100 switch in Amsterdam and the deployment of a Nortel DMS 100 switch in Antwerp and Rotterdam as well as from the purchase of additional IT-equipment for new customer support systems, an increase in the number of dialers, the purchase of computer equipment and office furniture for new employees as well as amortization of goodwill of NLG 11.6 million as a result of the acquisition of Svianed.

         Interest income increased by approximately NLG 9.2 million to NLG 17.3 million for the nine months ended September 30, 1999 from NLG 8.1 million for the nine months ended September 30, 1998.

This increase was primarily related to VersaTel's positive cash balance as a result of our offering of units consisting of warrant and senior notes in May 1998 (the "First High Yield Offering"), the Second High Yield Offering, the Third High Yield Offering and the Equity Offering.

         Interest expense increased by NLG 80.3 million to NLG 103.4 million for the nine months ended September 30, 1999 from NLG 23.1 million for the nine months ended September 30, 1998. This increase is primarily related to the accrual of interest expense on the notes issued in the First High Yield Offering, the Second High Yield Offering and the Third High Yield Offering.

         Currency exchange losses, net, increased by NLG 48.7 million to NLG
44.0 million for the nine months ended September 30, 1999 from a net gain of NLG
4.7 million for the nine months ended September 30, 1998 as a result of a net loss of VersaTel's U.S. dollar denominated assets and liabilities on the balance sheet.

         Other expenses amounted to NLG 4.0 million for the nine months ended September 30, 1999. No other expenses were incurred for the nine month period ended June 30, 1998. These expenses relate to a settlement agreement with one of the shareholders of VersaTel and related legal expenses.

Liquidity and Capital Resources

         We have incurred significant operating losses and negative cash flows as a result of the development of our business and network. Prior to the First High Yield Offering, VersaTel had financed its growth primarily through equity and subordinated loans from its shareholders. In May 1998, VersaTel issued notes and warrants in the First High Yield Offering and raised net proceeds, after transaction expenses, of $216.2 million, $80.6 million of which was invested in U.S. government securities placed in escrow to fund the first six interest payments on the notes issued in the First High Yield Offering. In December 1998, VersaTel issued notes and warrants in the Second High Yield Offering and raised net proceeds, after transaction expenses, of $139.5 million, $45.7 million of which was invested in U.S. government securities placed in escrow to fund the first five interest payments on the notes issued in the Second High Yield Offering.

         In July 1999, VersaTel issued Eurodollar 120,000,000 11-7/8% Senior Euro Notes due 2009 and $180,000,000 11-7/8% Senior Dollar Notes due 2009 in the Third High Yield Offering and raised net proceeds, after transaction expenses, of Eurodollar 116.1 million and $173.9 million, $152.1 million of which was used to repay certain interim loans, obtained to acquire Svianed. Concurrently with the Third High Yield Offering, VersaTel and a number of selling shareholders sold 21,250,000 ordinary shares in the form of Shares and American Depositary Shares ("ADSs") in an initial public offering (the "Equity Offering"). In August 1999, VersaTel sold an additional 3,187,500 ordinary shares in connection with an over-allotment option granted to the underwriters in the Equity Offering. VersaTel raised aggregate net proceeds, after transaction expenses, of Eurodollar 174.5 million and $35.5 million, in the Equity Offering. The Shares have been listed on the Amsterdam Stock Exchange under the symbol "VRSA" and the ADSs have been listed on the NASDAQ National Market under the Symbol "VRSA".

         VersaTel has used a significant amount of the net proceeds of these offerings to make capital expenditures related to the expansion and development of its network, to acquire various companies, to fund operating losses and for other general corporate purposes.

         To date, VersaTel has made limited use of bank facilities and capital lease financing. In May 1999, VersaTel reached an agreement with Nortel, pursuant to which Nortel will extend vendor financing to VersaTel of up to Eurodollar 45.4 million (approximately NLG 100.0 million) to be used to finance the purchase of equipment from Nortel. To date, no amounts have been drawn under this facility. VersaTel may seek to raise senior secured debt financing in the future to fund the expansion of its network and for general corporate purposes.

         Although we currently maintain significant cash balances, we will require additional capital to continue funding the expansion and development of our network, including the expansion of local access infrastructure. Also, we are continually re-evaluating our business objectives and are considering further expansions of our services and the acceleration of our network construction. We expect that the net proceeds of the Equity Offering and the Third High Yield Offering, combined with the Nortel Facility and the remaining proceeds from the First High Yield Offering and the Second High Yield Offering and together with other available financings and cash flows from operations, will provide us with sufficient capital to fund planned capital expenditures and anticipated losses for the next 18 months. We expect to raise additional funds through public or private financings or from financial institutions.

         We will be required to meet our debt service obligations on the notes issued in the Third High Yield Offering out of cash reserves and net cash flow beginning January 15, 2000. In addition, starting November 15, 2001, our funds that have been placed in escrow to cover interest payments on the notes issued in the First High Yield Offering and the Second High Yield Offering will have been exhausted. As a result, we will need to increase substantially our net cash flow in order to meet our debt service obligations.

         The general rate of inflation has been low in the Benelux in recent years. We do not expect that inflationary pressures in the future, if any, will have a material effect on our results of operations or financial condition.

         Net cash used in operating activities was NLG 86.7 million for the nine months ended September 30, 1999 compared to NLG 24.1 million for the nine months ended September 30, 1998. This increase was primarily the result of an increase in operating losses incurred during the first nine months of 1999.

         Net cash used in investing activities was NLG 647.8 million in the nine months ended September 30, 1999 and NLG 25.7 million in the nine months ended September 30, 1998. This increase was the result of the acquisitions we completed during the second quarter of 1999, as well as ongoing capital expenditures to expand our network and operations.

         Net cash provided by financing activities was NLG 1,125.9 million the nine months ended September 30, 1999 and NLG 288.1 million in the nine months ended September 30, 1998. This increase was primarily the result of the Equity Offering and the Third High Yield Offering.

Risks Associated with the Year 2000

         The Year 2000 issue is the result of computer programs using two digits rather than four to define the applicable year. Because of this programming convention, software, hardware or firmware may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures, miscalculations or errors causing disruptions of operations or other business problems, including, among others, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

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



The Year 2000 and VersaTel's Readiness

         We have initiated a formal Year 2000 project and recruited an experienced Year 2000 project manager. We are undertaking a comprehensive program to address the Year 2000 issue with respect to the following:

         o    our information technology systems,

         o the telephony switching network (including equipment installed at customers' premises),

         o our non-information technology systems (including buildings, plant, equipment, and other infrastructure systems that may contain embedded microcontroller technology),

         o the systems of our major vendors (insofar as they relate to our business), and

         o    our customers.

         This program involves 4 "Steps": (1) a wide ranging assessment of Year 2000 problems that might affect VersaTel; (2) the development and implementation of remedies to address discovered problems; (3) the testing of our systems where necessary; and (4) an analysis of the most likely worst case scenario and the preparation of contingency plans. Steps 1, 2 and 3 of this program have been completed. Contingency plans will be in place by the end of November.

Steps 1-2: Assessment of Year 2000 Issues, Development and Implementation of Remedies

         The Information Technology Systems. VersaTel has recently replaced all of its existing operating support systems for billing, customer care and mediation. In selecting the new operating support systems, VersaTel received guarantees of Year 2000 compliance from its manufacturers. VersaTel has checked all its custom designed software for Year 2000 compliance.

         VersaTel uses Windows 95 and Windows NT 4.0 as its operating systems. VersaTel expects to upgrade all of its Windows 95 operating systems to Windows 98, which is Year 2000 compliant, by the end of November 1999. VersaTel expects to install the latest service pack for its NT 4.0 operating system, which is Year 2000 compliant, by the end of November 1999. VersaTel does not presently use any other desktop or server operating systems.

         The Telephony Switching Network. VersaTel has consulted with Nortel, the manufacturer of its DMS 100 telephony switches and transport layer, and believes that Nortel's equipment is Year 2000 compliant. VersaTel has requested a guarantee from Nortel regarding this compliance. We have requested a similar guarantee from Cisco Systems, our supplier of router switches and certain other equipment.

         The Non-Information Technology Systems. VersaTel's office buildings have the following embedded systems: monitor alarms (intrusion and sensors), personnel registration plus floor access, fire alarm, climate control and electrical power maintenance (generators). VersaTel's facilities management team has investigated whether the embedded systems are Year 2000 compliant and upgraded where necessary.

         Major Vendors' Systems. VersaTel is asking all of its major vendors to demonstrate their approach to the Year 2000 problem and to give guarantees that the millennium will not interrupt their services to VersaTel. VersaTel is informing its vendors that Year 2000 compliance in their services and products is an

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



essential element of the existing business relationship. The managers responsible for each vendor relationship are asking for these guarantees and the response to date has been positive. VersaTel is now formalizing these requests, sending letters, and compiling a list of vendors' responses.

         Customers' Systems. VersaTel's customer services department intends to discuss with customers the Year 2000 issue, including whether or not such customer is Year 2000 compliant and to suggest to customers that, where this issue has not been resolved, the customer seek advice. We can give no assurances that VersaTel's customers will either take such advice or be Year 2000 compliant on a timely basis.

Step 3: Testing of VersaTel's Systems

         As VersaTel has tested its various systems and processes and believes them to be Year 2000 compliant, it no longer plans to conduct a full operational test of its entire business. VersaTel may, however, continue to test various systems and processes through the remainder of the year, both on its own and together with certain customers.

Step 4: Most Likely Worst Case Scenario

         VersaTel believes that the most likely worst effect of the Year 2000 issue would be the inability of customers to complete calls. Nortel, the manufacturer of VersaTel's switches, has conducted extensive Year 2000 tests with the EURO-8 software and has informed VersaTel that it believes VersaTel's switches are Year 2000 compliant. VersaTel has requested a guarantee from Nortel regarding this compliance. We have requested a similar guarantee from Cisco Systems, our supplier of router switches and certain other equipment.

         If VersaTel's Year 2000 compliant billing system fails to function correctly, VersaTel believes that bills could still be distributed by modifying the call detail record's timestamp to reflect a pre-Year 2000 date.

         The ability of VersaTel's customer care team to supply quality service would be significantly affected if the operating support systems were not available. Service provisioning, additional services and the development of new customers could not continue effectively if the automated provisioning systems were to fail. VersaTel is asking for certificates from the manufacturers of these systems stating that they are Year 2000 compliant.

         VersaTel's ability to collect revenues depends upon certain financial institutions' computer systems, because approximately 50% of its retail customers pay by way of direct debit facilities. VersaTel is seeking assurances from these financial institutions that they are Year 2000 compliant.

         VersaTel believes that it is unlikely that any of the above situations will occur due to the assurances of Year 2000 compliance that it expects to receive from its vendors, software and systems programmers, customers and financial institutions. In the event that one or more of the situations should occur, VersaTel would attempt to rectify the problem with the appropriate entities. However, we can give no assurance that VersaTel will be successful in obtaining valid assurances or guarantees, that the Year 2000 issue will not have a material adverse effect on VersaTel, that any Year 2000 effects will be resolved or that VersaTel will be reimbursed for any additional expenditure under any of the assurances or guarantees that it expects to obtain or otherwise.

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



Costs Related to the Year 2000 Issue

         To date, VersaTel has incurred approximately NLG 800,000 in costs (including costs incurred by Svianed) for its Year 2000 readiness program. A substantial portion of costs for the Year 2000 issue will be included in the replacement of the current generation of operating support systems. VersaTel is replacing these systems to support its business growth and not specifically to remedy the Year 2000 problem. VersaTel expects to incur additional specific Year 2000 readiness charges that are estimated to be less than NLG 1.0 million.

The Year 2000 and Svianed's Readiness

         Svianed has undertaken a number of measures to ensure that its business will not be affected as a result of the Year 2000 issue. In 1997, Svianed appointed a project leader and made an assessment of all systems and equipment that could potentially be affected by the Year 2000 issue. The initial focus was to ensure that the services provided by Svianed to its customers would not be interrupted as a result of the Year 2000 issue. The next phase was to ensure that Svianed's management control systems would not be affected by the Year 2000 issue. Starting in mid-1997, Svianed has obtained for all its purchases of hardware and software guarantees as to their Year 2000 compliance. In addition, the installed base of Cisco routers and Newbridge ATM and Frame Relay switches have been confirmed by their suppliers to be Year 2000 compliant.

         Svianed relies on leased lines from KPN Telecom for the provision of its services. Svianed understands, based on information it has received from KPN Telecom, that KPN Telecom has commenced a Year 2000 risk analysis and has established a remediation plan intended to ensure that KPN Telecom will be Year 2000 compliant. Svianed has received a written confirmation from KPN Telecom that it will maximize its effort to be Year 2000 compliant. However, Svianed has not received any guarantee from KPN Telecom as to its Year 2000 compliance, and we can give no assurance that Svianed's network will not experience any interruptions as a result of any failure by KPN Telecom to be Year 2000 compliant.

         The most likely worst case scenario for Svianed would be a disruption of its network management system.

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



ITEM 3.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Our financial department manages our funding, liquidity and exposure to foreign exchange rate risks. It is our policy not to enter into any transactions of a speculative nature.

         Our debt obligations that are denominated in U.S. dollars expose us to risks associated with changes in the exchange rates between the U.S. dollar and the Dutch guilder and Belgian franc (which currencies are now both pegged to the euro) in which our revenues are denominated. However, in conjunction with the First High Yield Offering and the Second High Yield Offering, we have placed in escrow and pledged for the benefit of the holders of the notes issued in the First High Yield Offering and the Second High Yield Offering U.S. government securities sufficient to pay interest due on the notes issued in the First High Yield Offering and the Second High Yield Offering until and including the scheduled interest payment on May 15, 2001.

          The notes issued in the First High Yield Offering and the Second High Yield Offering will mature on May 15, 2008 and the notes issued in the Third High Yield Offering will mature on July 15, 2009. VersaTel is not required to make any mandatory redemptions (other than an offer to repurchase these notes upon a change in control of VersaTel) prior to maturity of the notes. Since the interest rate on each of the notes issued in the First High Yield Offering, the Second High Yield Offering and Third High Yield Offering is fixed, we have limited our exposure to risks due to fluctuations of interest rates. At September 30, 1999 the fair value of the notes issued in the First High Yield Offering, the Second High Yield Offering and the Third High Yield Offering was approximately $655.6 million.

         The costs and expenses relating to the construction of our network and the development of our sales and marketing resources will largely be in Dutch guilders, Belgian francs and, increasingly, euros. Therefore, the construction of our network and the development of our sales and marketing resources will also be subject to currency exchange rate fluctuations as we exchange the proceeds from the Third High Yield Offering, the Equity Offering and the remaining proceeds from the First High Yield Offering and the Second High Yield Offering, to pay our construction costs. However, as of September 30, 1999 we had exchanged all but $50.1 million of the proceeds from these offerings into Dutch guilders. Prior to the application of the net proceeds from these offerings, such funds have been invested in short-term investment grade securities. VersaTel from time to time hedges a portion of its foreign currency risk in order to lock into a rate for a given time. In addition, we will become subject to greater foreign exchange fluctuations as we expand our operations outside The Netherlands and receive more revenues denominated in currencies other than Dutch guilders, although the introduction of the euro has largely eliminated these risks as all three Benelux countries have adopted the euro as their legal currency.

                           PART II - OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

         We have filed complaints in the past with the European Commission, OPTA and the Minister of Transport and Waterways of The Netherlands as part of our regulatory strategy. We also make routine filings with the regulatory agencies and governmental authorities in the countries in which we operate or intend to operate.

         VersaTel is from time to time involved in routine litigation in the ordinary course of business. We believe that no currently pending litigation to which VersaTel is a party will have a material adverse effect on our financial position or results of operations.

         On July 20, 1999, VersaTel entered into, along with its shareholders and certain other parties, a Settlement Agreement with Cromwilld Limited, in order to resolve disputes arising out of our shareholders' agreement and other matters. The major terms of the Settlement Agreement provide for:

         o the transfer of 146,988 ordinary shares of VersaTel held by Telecom Founders B.V. to Cromwilld;

         o the issuance of 200,000 ordinary shares of VersaTel on July 20, 1999 to Cromwilld at a price of NLG 7.50 per ordinary share;

         o the ability for Cromwilld to include 1,800,000 of its ordinary shares in the Equity Offering;

         o certain piggyback registration rights in favor of Cromwilld that will take effect 180 days from the date of the Equity Offering;

         o the payment by us of $300,000 for Cromwilld's fees and expenses related to the Settlement Agreement and certain other matters;

         o the acknowledgment by all parties to the shareholders' agreement of VersaTel that the shareholders' agreement will be terminated concurrently with the closing of the Equity Offering;

         o the withdrawal by Cromwilld of its pending legal proceedings against VersaTel and its shareholders;

         o  Cromwilld's full cooperation with the Equity Offering; and

         o the obligation of VersaTel's shareholders, including Cromwilld, to procure the resignation or dismissal of Cromwilld's nominee, Denis O'Brien, from Supervisory Board of VersaTel after the completion of the Equity Offering.

         Mr. O'Brien has since resigned from the Supervisory Board of VersaTel.

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



ITEM 2.           CHANGES IN SECURITIES

                  None.

ITEM 3.           DEFAULTS UPON SENIOR SECURITIES

                  None.

ITEM 4.           SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

                  None.

ITEM 5.           OTHER INFORMATION

                  None.

ITEM 6.           EXHIBITS AND REPORTS ON FORM 8-K

                  None.

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


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 15, 1999.

                                  VERSATEL TELECOM INTERNATIONAL N.V.

                                   By:   /s/ R. Gary Mesch
                                         --------------------------------
                                         R. Gary Mesch
                                         Managing Director

                                   By:   /s/ Raj Raithatha
                                         --------------------------------
                                         Raj Raithatha
                                         Chief Financial Officer











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